Lightspeed Announces Planned Departure of Chief Operating Officer Brandon Nussey

Nussey will stay until May to ensure an orderly transition
MONTRÉAL, March 3, 2023 /CNW Telbec/ - Lightspeed Commerce Inc. (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and provide exceptional customer experiences, today announced that Brandon Nussey, Chief Operating Officer, will be stepping down from his position. Brandon Nussey will stay at Lightspeed until May to ensure a smooth transition, after which his responsibilities will be distributed among other executives.
"On behalf of Lightspeed, I would like to thank Brandon for his outstanding leadership, selfless partnership and financial and operational stewardship. Brandon helped lay the solid foundation that supports the Company's continued innovation, global presence and profitable growth," said JP Chauvet, Lightspeed’s Chief Executive Officer. "Brandon brought invaluable strategic insight and expertise to our business during his tenure with Lightspeed, including steering Lightspeed through its Toronto Stock Exchange and New York Stock Exchange IPOs and scaling its financial services offerings across the globe. We wish him much success in his future endeavors, and are grateful for his partnership in ensuring a smooth and orderly transition."
"I am proud of our achievements since I joined Lightspeed five years ago," said Nussey. "It has been an honor to work with JP, Asha, Dax and the Lightspeed leadership team and so many exceptionally talented individuals as we grew Lightspeed into the leader it is today. I leave knowing that Lightspeed is in good hands and well positioned for the future.”
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries.
For more information, please visit: lightspeedhq.com
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Forward-Looking Statements
This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.
Media Contacts:
Canada: Victoria Baker, NKPR - victoriab@nkpr.net
USA: Jennifer Fugel, Newsmaker Group - jfugel@newsmakergroup.com
Lightspeed Media Relations - media@lightspeedhq.com
Investor Relations: Gus Papageorgiou - investorrelations@lightspeedhq.com